08005306

COMPASS
GROUP

RECEIVED

2008 OCT -9 P 2:02

FICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

PROCESSED
OCT 15 2008
THOMSON REUTERS

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

1 October 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC Trading Update (September 29, 2008).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 2008, in accordance with the Disclosure and Transparency Rules (September 1, 2008).

2. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 1, 2008).

3. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 1, 2008).

4. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 2, 2008).

5. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 3, 2008).

dlr 10/9

6. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 4, 2008).

7. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 5, 2008).

8. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 9, 2008).

9. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 10, 2008).

10. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 11, 2008).

11. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 12, 2008).

12. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 15, 2008).

13. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 16, 2008).

14. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 17, 2008).

15. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 18, 2008).

16. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 19, 2008).

17. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 22, 2008).

18. Notification from Compass Group PLC relating to the purchase of 400,000 of its own shares for cancellation (September 23, 2008).

19. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 24, 2008).

20. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 25, 2008).

21. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (September 26, 2008).

22. Notification from Compass Group PLC relating to its Trading Update (September 29, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (August 29, 2008).

2. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (August 29, 2008).

3. Companies Form No. 88(2) – Return of allotment of 1,302,662 shares (September 6, 2008).

4. Companies Form No. 88(2) – Return of allotment of 206,913 shares (September 12, 2008).

5. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 16, 2008).

6. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 16, 2008).

7. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 16, 2008).

8. Companies Form No. 88(2) – Return of allotment of 149,531 shares (September 19, 2008).

9. Companies Form No. 88(2) – Return of allotment of 37,516 shares (September 26, 2008).

COMPASS
GROUP

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

COMPASS
GROUP

RECEIVED
2008 OCT -9 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 September 2008

Compass Group PLC
"Compass" or "the Group"

Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 26 November 2008 of its full year results to 30 September 2008.

The Group

The positive trading momentum of the first nine months has continued throughout the summer period. For the full year, organic revenue growth is anticipated to be comfortably over 5% and we expect to see around a 60 basis point improvement in margins for the full year compared with last year. Free cash flow generation continues to be well ahead of last year and our financial position is strong.

The MAP programme continues to drive revenue growth in a more disciplined way and as a result we are delivering a good balance between net new contract wins and like for like growth. Gross margins are in line with the levels achieved last year, reflecting the good work on containing the impact of food cost inflation during the year. The improvement in operating margins is primarily due to the delivery of further efficiencies in unit costs combined with good leverage of existing above unit overheads.

The strengthening against sterling of most of the currencies to which we are exposed has continued, favourably impacting the translation of our reported financials.

Around the World

Trading in North America overall has continued to be strong. Organic revenue growth for the full year is expected to be around 7% and margins are anticipated to improve by around 50 basis points.

In Continental Europe we are continuing to see a modest acceleration of organic revenue growth and for the full year this is expected to be around 5%. We anticipate margin growth of around 60 basis points, with most of the main countries contributing strongly.

In the UK, we anticipate that revenues and operating profit will be broadly in line with last year. The management team remain focused on simplifying the business, generating and retaining high quality revenues as they continue to re-position the business for future growth.

In the Rest of the World, we expect to see around 9% organic revenue growth for the full year and another strong improvement in the margin of over 120 basis points. We have seen continued good progress in improving the margins in Japan and have benefited from strong new business wins in the remote site businesses in Australia and Latin America.

Share Buy Back Programme

The Group commenced a further £400 million share buy-back programme on 1 July 2008, as announced at the Interim Results. Between 1 July 2008 and 26 September 2008, the Group repurchased for cancellation 18 million ordinary shares for a total consideration of £65 million, excluding expenses. This brings the total number of shares repurchased since the share buy back programme began in 2006 to 346 million for a total consideration of £1,065 million.

ENDS

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenues of over £10 billion operating in 60 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2007 Annual Report and Accounts.

(d) This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

Enquiries:

Investors/Analysts	Andrew Martin	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:34 01-Sep-08
Number	4129C09

RNS Number : 4129C
Compass Group PLC
01 September 2008

Compass Group PLC - Total Voting Rights and Capital as at 31 August 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 August 2008 its issued share capital consists of 1,846,925,262 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,846,925,262, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,846,925,262 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares 'Replacement'
Released	10:27 01-Sep-08
Number	4184C10

RNS Number : 4184C
Compass Group PLC
01 September 2008

Compass Group PLC

Purchase of own shares for cancellation

The issuer clarifies that the Transaction in Own Shares announcement released on 29 August 2008, at 17.35 hrs under RNS number 3847C contained an error. The price paid for the 300,000 shares purchased was 364.8818 pence per share, not 357.4185 pence per share.

The full corrected announcement reads as follows:

Compass Group PLC announces that on 29 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 364.8818 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 01-Sep-08
Number	4885C17

RNS Number : 4885C
Compass Group PLC
01 September 2008

1 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 369.4039 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 02-Sep-08
Number	5866C16

RNS Number : 5866C
Compass Group PLC
02 September 2008

2 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 373.8625 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 03-Sep-08
Number	6979C17

RNS Number : 6979C
Compass Group PLC
03 September 2008

3 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 368.5135 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section   Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 04-Sep-08
Number	7966C17

RNS Number : 7966C
Compass Group PLC
04 September 2008

4 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 359.8336 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2008 OCT -9 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 05-Sep-08
Number	8920C17

RNS Number : 8920C
Compass Group PLC
05 September 2008

5 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 347.8545 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 09-Sep-08
Number	0833D17

RNS Number : 0833D
Compass Group PLC
09 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 09 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 359.3300 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED

2008 OCT -9 P 2:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 10-Sep-08
Number	1785D17

RNS Number : 1785D
Compass Group PLC
10 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 346.3400 pence per share from Morgan Stanley.

Enquiries

Justin Besley — Compass Group PLC
01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 11-Sep-08
Number	2787D17

RNS Number : 2787D
Compass Group PLC
11 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 348.5900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 12-Sep-08
Number	3798D17

RNS Number : 3798D
Compass Group PLC
12 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 349.9000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2008 OCT -9 P 2: 33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 15-Sep-08
Number	4862D17

RNS Number : 4862D
Compass Group PLC
15 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 346.0800 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 16-Sep-08
Number	5902D17

RNS Number : 5902D
Compass Group PLC
16 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 339.0000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 17-Sep-08
Number	6996D17

RNS Number : 6996D
Compass Group PLC
17 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 332.4700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 18-Sep-08
Number	8021D17

RNS Number : 8021D
Compass Group PLC
18 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 337.2800 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 19-Sep-08
Number	9132D17

RNS Number : 9132D
Compass Group PLC
19 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 350.0500 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 22-Sep-08
Number	0225E17

RNS Number : 0225E
Compass Group PLC
22 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 September 2008 it purchased for cancellation
300,000 ordinary shares at a price of 335.9600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 23-Sep-08
Number	1308E17

RNS Number : 1308E
Compass Group PLC
23 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 September 2008 it purchased for cancellation 400,000 ordinary shares at a price of 327.5900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 24-Sep-08
Number	2460E17

RNS Number : 2460E
Compass Group PLC
24 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 330.5000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 25-Sep-08
Number	3630E17

RNS Number : 3630E
Compass Group PLC
25 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 330.1000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 26-Sep-08
Number	4930E17

RNS Number : 4930E
Compass Group PLC
26 September 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 September 2008 it purchased for cancellation 300,000 ordinary shares at a price of 328.1300 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 29-Sep-08
Number	5017E07

RNS Number : 5017E
Compass Group PLC
29 September 2008

Strictly Private & Confidential

29 September 2008

Compass Group PLC
"Compass" or "the Group"

Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 26 November2008 of its full year results to 30 September 2008.

The Group

The positive trading momentum of the first nine months has continued throughout the summer period. For the full year, organic revenue growth is anticipated to be comfortably over 5% and we expect to see around a 60 basis point improvement in margins for the full year compared with last year. Free cash flow generation continues to be well ahead of last year and our financial position is strong.

The MAP programme continues to drive revenue growth in a more disciplined way and as a result we are delivering a good balance between net new contract wins and like for like growth. Gross margins are in line with the levels achieved last year, reflecting the good work on containing the impact of food cost inflation during the year. The improvement in operating margins is primarily due to the delivery of further efficiencies in unit costs combined with good leverage of existing above unit overheads.

The strengthening against sterling of most of the currencies to which we are exposed has continued, favourably impacting the translation of our reported financials.

Around the World

COMPASS GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

RECEIVED

2008 OCT -9 P 2:

FICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space below for Inland Revenue

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	22 August 2008	26 August 2008	27 August 2008
Maximum prices paid § for each share	356.9676	353.6379	353.9761
Minimum prices paid § for each share	356.9676	353.6379	353.9761

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,193,744.80
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 15,970.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 29/8/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

CHWP000

RECEIVED
2008 OCT -9 P 2:
...ICE OF INTERNATION...
CORPORATE FINANCE

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 40839[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the [illegible] Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19 August 2008	20 August 2008	21 August 2008
Maximum prices paid § for each share	371.8210	373.7975	369.0812
Minimum prices paid § for each share	371.8210	373.7975	369.0812

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,344,099.10
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,725.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 29/8/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House — for the record —

RECEIVED
2008 OCT -9 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	09	2008	05	09	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,207,291	33,100	936
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	09	2008	05	09	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	61,335		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£2.902		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	33,100
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	802,867
Name(s): Please see attached additional schedule. Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form + 20

Signed MWhite Date 6 September 2008

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Cuf

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Sharron Lyn Akers 23 Roe Lane Sheffield S3 9AJ	Ordinary	422
Ms Susan Deborah Allen 38 Naburn Fold Leeds LS14 2BP	Ordinary	2,114
Mr Philip Emmanuel Ambett 3 Puttocks Close Hammer Haslemere Surrey GU27 3QJ	Ordinary	317
Mr Steven Appleton 36 Clifford Road Droitwich Worcs WR9 8UR	Ordinary	1,057
Mrs Oluwatoyin Arowojolu-Odepe 15 Devenish Road London SE2 9DA	Ordinary	3,172
Mrs Christine Bailey The Bungalow Coppice Farm Queniborough Leicester LE7 3DR	Ordinary	1,097
Mr Andrew Baillie 81 Sandyhill Road Blackly Manchester M9 8JR	Ordinary	2,114
Ms Mary Esther Barfield Sycamore House Hallams Lane Timberland Lincoln LN4 3RY	Ordinary	4,229
Miss Maureen Barry 163B Isledon Road Finsbury Park London N7 7JP	Ordinary	2,114
Mrs Angela Kay Beaumont The Laurels Oldfield Lane Ombersley Droitwich Worcs WR9 0JL	Ordinary	5,287

CM

Miss Linsey Jean Beck 26 Cheviot Drive Newton Mearns Glasgow G77 5AS	Ordinary	211
Mrs Smadar Ben-Adiva Maple Tree Cottage Laleham Reach Chertsey Surrey KT16 8RP	Ordinary	4,229
Mr Peter Benbow 37 Mill Close Trimley St Martin Felixstowe Suffolk IP11 0RW	Ordinary	422
Mrs Lesley Bernard 11 Choirs Close Abbeymead Gloucester GL4 5GN	Ordinary	2,114
Mrs Jaswinder Birk 256 Norwood Road Southall Middx UB2 4JH	Ordinary	5,287
Mr Garry Blanks 21 Peacock Walk Crawley West Sussex RH11 8DR	Ordinary	5,287
Mrs Anita Blown 26 Mallard Way Lower Stoke Rochester Rochester Kent ME3 9ST	Ordinary	1,057
Miss Emma Alice Bolton 172D South College Street Aberdeen AB11 6LD	Ordinary	5,287
Mr Justin Broughton 8 Housman Way Felbridge East Grinstead West Sussex RH19 2RP	Ordinary	5,287
Mrs Janet Kathleen Buckley 14 Lewis Road Radford Semele Leamington Spa Warwickshire CV31 1UB	Ordinary	5,287
Mr William Burrows 262 Cauldwell Hall Road Ipswich IP4 5AG	Ordinary	5,287

CMf

Miss Tracey Butchard 42 Kempton Avenue Northolt Middx UB5 4HF	Ordinary	1,057
Mrs Linda Karen Casson 45 Cyprus Road Heysham Morecambe Lancs LA3 2QS	Ordinary	2,114
Ms Nicola Jane Cave 34 Oakridge Avenue Radlett Herts WD7 8ER	Ordinary	3,172
Mrs Caroline Chudley 26 Oxford Road Owlsmoor Sandhurt Berks GU47 0TR	Ordinary	1,057
Mr Richard C Clabrough 15 Crompton Drive Winwick Warrington WA2 8XQ	Ordinary	5,287
Mr David James Clare 32 Swallow Road Thornbury Bristol BS35 1LS	Ordinary	5,287
Mr Christopher P Clarke Thatch End Juniper Hill Brackley Northants NN13 5RH	Ordinary	5,287
Mrs Susan Clarkson 2 Fairfield Gardens Ossett West Yorkshire WF5 0LX	Ordinary	5,287
Mrs M Conn 74 Selwyn Drive Bishopsgarth Stockton on Tees Cleveland TS19 8XF	Ordinary	528
Mrs Heather Cooper 2 Churchill Close Springfields Woodbridge Suffolk IP12 4UU	Ordinary	317

Cuf

Mrs Jenny Alice Cousens 69 Ragstone Road Spot Lane Bearsted Maidstone Kent ME15 8PB	Ordinary	2,114
Mr Andrwe Mark Dalley 48 Cedars Road Exeter EX2 4NA	Ordinary	4,229
Mr Steven Davidson 64 Benets Road Hornchurch Essex RM11 3PU	Ordinary	634
Miss Claire Joanne Davidson 44 Crane Way Cranfield Bedford MK43 0HH	Ordinary	634
Mr John Newsham Davies 2 Church Drive Quedgeley Gloucester GL2 4UN	Ordinary	4,229
Mrs Catherine Zara Dempsey 22 Kemmilhill Gardens Randalstown Antrim BT41 3AN	Ordinary	1,691
Ms Gloria Jean Dew 62 Alderbury Road Slough SL3 8DL	Ordinary	2,114
Mrs Alison J Dexter 34 Rushmere Walk Leicester Forest East Leicester LE3 3PD	Ordinary	1,057
Mr Sukhdev Singh Dhaliwal 107 Park Avenue Southall Middx UB1 3AJ	Ordinary	3,172
Mr Robert Jacobus Dickinson 3 David Hume View Chirnside Duns Berwickshire TD11 3SX	Ordinary	634
Mr James Dickinson 2 Merryvale Shelford Road Cambridge CB2 2FJ	Ordinary	5,287

Ch

Mr John Dier The Lodge 3 Kingshill Lane Dursley Glos GL11 4BZ	Ordinary	2,114
Mrs Carolyn Anne Dixon 27 Mansfield Street Wellingborough Northants NN9 6QP	Ordinary	2,114
Mrs Jean Miriam Dransfield 8 Richmond Road Rubery Rednal Birmingham B45 9UL	Ordinary	5,287
Mr Sam Dudley 27 Huntingdon Cradley Malvern Worcs WR13 5JZ	Ordinary	5,287
Mrs Anne Elizabeth Duggan 36 Eastbury Road Watford Herfordshire WD19 4JH	Ordinary	5,287
Mrs Margaret Dunleavy 3 Acton Road Fishponds Bristol BS16 3NP	Ordinary	845
Mrs Alicia Dye 13 Robin Drive Ipswich IP2 0TD	Ordinary	528
Mr Christopher Neil Eades 2 St Margarets Gardens Polmont Falkirk FK2 0JL	Ordinary	634
Miss Sharon Jane Edwards 29 Loftus Close Birmingham B29 5PG	Ordinary	2,114
Mr Paul Edwards 18 The Green Stotfold Hitchin Herts SG5 4AN	Ordinary	1,268
Mrs Jane Margaret Egan 48 Mavies Road Northfield Birmingham B31 2SD	Ordinary	5,287

ay

Mr David M Elliott 88 Frog End Shepreth Royston Herts SG8 6RF	Ordinary	5,287
Mr Philip Richard Ellis 7 Fishermans Reach Wilton Ross On Wye Herefordshire HR9 6BE	Ordinary	4,229
Mrs Susan Elmes 26 Vine Road Coxford Southampton SO16 5TA	Ordinary	1,268
Mrs Elizabeth Faulks 1 Barrington Close Witney Oxon OX28 5FJ	Ordinary	1,057
Mr Joel Pestana Figeira 77 Nightingale Road Lower Edmonton London N9 8PX	Ordinary	1,057
Mrs Hazel Fillbrook 10 Eaton Close Trimley St Mary Felixstowe Suffolk IP11 0TG	Ordinary	528
Mr Michael James Foster 86 Margravine Gardens Hammersmith London W6 8RJ	Ordinary	2,114
Mr Andrew Freshwater 22 Hall Close Stratford Park Old Stratford Milton Keynes MK19 6NH	Ordinary	5,287
Mrs Catherine Esther Gale 73 The Northern Road Liverpool L23 2RD	Ordinary	845
Mr Nigel Gibson 145 Ash Road Denton Manchester M34 2WH	Ordinary	5,287

CNy

Miss Sarah Katherine Gibson 26 Patney Road Churton Devizes Wilts SN10 3QT	Ordinary	3,172
Mrs Claire Gilbert 7 Colleton Hill St Leonards Exeter EX2 4AS	Ordinary	422
Mr Benjamin John Gilbert 5 Fell View Swarthmoor Ulverston Cumbria LA12 0XF	Ordinary	2,114
Mrs Judith Goodman Garden Cottage Northampton Lane Ombersley Droitwich Worcs WR9 0LJ	Ordinary	5,287
Mrs Angela Elizabeth Goom 49 Hungerford Road Crewe CW1 5EQ	Ordinary	3,172
Miss Caroline Grady 7 Home Avenue Thorpe Astley Braunstone Leicester LE3 3UR	Ordinary	1,057
Mrs Anne Elizabeth Graham 27 Collin Heights Carrickfergus Co Antrim BT38 8NU	Ordinary	634
Mrs Catherine Ann Grant 64 Well Cross Road Gloucester GL4 6RA	Ordinary	2,114
Mrs Valerie Gray 75 Victoria Avenue Belfast BT4 1QZ	Ordinary	878
Ms Irene Hall 18 Southlands Chineham Basingstoke Hants RG24 8XN	Ordinary	845
Mr Mohamed Abdel Hamada 57 Kingsmead Avenue Surbiton Surrey KT6 7PP	Ordinary	1,057

Mr Colin Hamilton 17 Seaview Road Northam Bideford Devon EX39 1EL	Ordinary	528
Mrs Kim Hammon 280 London Road Staines Middx TW18 4JX	Ordinary	211
Mr Richard Thomas Harris 9 Pirton Meadow Churchdown Gloucester GL3 2RW	Ordinary	1,057
Mrs Patricia Harris 3 Willowfield Road Heysham Morecombe Lancs LA3 2HE	Ordinary	2,114
Mr Michael J Head 16 Little Corner Waterlooville Hants PO7 6XL	Ordinary	5,287
Mrs Beverley Jane Heasman 31 Willow Road Larkfield Aylesford Kent ME20 6QZ	Ordinary	1,057
Mrs Jennifer Eileen Herron 9FA Thornleigh Park Lisburn Co Antrim BT28 2DD	Ordinary	1,057
Ms Pamela Hickman 1 Burns Avenue Forbes Estate Warwick CV34 6JJ	Ordinary	422
Mr Haydon Wallace Higgins Pinewood Naunton Village Upton Upon Severn Worcestershire WR8 0PY	Ordinary	5,287
Mr Andrew Hodgkins Wickets 1 Gresham Court Berkhamstead Herts HP4 3BB	Ordinary	3,172
Mr Mark Hoffman 20 Maldive Road Basingstoke Hants RG24 9AS	Ordinary	634

ay

Mrs Lynn Horton 163 Great Arthur Street Smethwick W Midlands B66 1DG	Ordinary	1,268
Mrs Sandra Houghton 1 Wicksten Drive Runcorn Cheshire WA7 5DJ	Ordinary	2,114
Mr Martin Ian Hunnibell 51 Larchcroft Road Ipswich IP1 6AN	Ordinary	5,287
Mrs Dawn Illingworth 39 Ashgrove Avenue Gloucester GL4 4NF	Ordinary	422
Mrs Kala Islania 77 Desford Way Ashford Middx TW15 3AS	Ordinary	4,229
Ms Susan Pamela Jane 17 Buller Road Newton Abbot Devon TQ12 1AB	Ordinary	548
Mr Gary Malcolm Jones 13 Greenfield Avenue Eccles Manchester M30 7LD	Ordinary	1,691
Mr Sean Lee Kelly 3 Smallburgh Cottages Ockley Road Beare Green Dorking Surrey RH5 4QA	Ordinary	5,287
Mrs Sian Kelly Sprinfield Cottage Mountain Road Port Talbot West Glam SA12 8HP	Ordinary	2,114
Mrs Christine Kitchen 10 Noel Road Lancaster LA1 2LS	Ordinary	845
Mrs Ann Lamyman 9 Maxwell Avenue Lincoln LN6 7UX	Ordinary	878

ay

Miss Sharon Louis Lewis 53 Drove Road Weston Super Mare North Somerset Avon BS23 3NT	Ordinary	2,114
Ms Mayine Lim 35 Downside Crescent London NW3 2AN	Ordinary	2,114
Mr Denis G R Lobry 34 Hawthorn Avenue Mitcham Surrey CR4 3DN	Ordinary	5,287
Ms Christine Anne-Marie Logan Yew Brook Thorndown Lane Windlesham Surrey GU20 6DJ	Ordinary	2,114
Mr Robert Lonsdale 62 Greenacres Fulwood Preston PR2 7DB	Ordinary	5,287
Mr Paul Lowery Ridge View 1b Sheffield Close Potton Sandy Beds SG19 2NY	Ordinary	845
Mrs Lind Lynch 12 Maple Avenue Little Sutton Ellesmere Port Merseyside CH66 3QS	Ordinary	1,268
Mrs Suzi Macfarlane 18 Gaisford Raod Cowley Oxford OX4 3LQ	Ordinary	2,114
Mrs Jane Michelle Mack 106 Dower Road Rednal Birmingham B45 8RA	Ordinary	528
Mr Johnathan Graham Marks 6 Barleymead Horley Surrey RH6 9UD	Ordinary	3,172

ay

Mr Andrew Marshall 35 Lakes Lane Beaconsfield Bucks HP9 2LA	Ordinary	5,287
Mrs Helen Dorothy Maskey 20 Epsom Close Rushden Northants NN10 0YQ	Ordinary	4,229
Dr Nicola Matthews 9 Beagle Point Littler Cross Winsford Cheshire CW7 2NT	Ordinary	5,287
Mrs Jacki Maude 12 Coldeaton Lane Emerson Valley Milton Keynes MK4 2HF	Ordinary	2,114
Mrs Christine McCarthy 107 Dalcross Crownwood Bracknell Berks RG12 0UL	Ordinary	2,114
Mr Ian Alexander McKay 6 Whatton Close Sedgebrook Grantham Lincs NG32 2EX	Ordinary	4,229
Mr Richard McKenna 25 Victory Road Horsham W Sussex RH12 2JF	Ordinary	5,287
Mrs Correna McMullan 101A Creagh Road Castledawson Magherafelt Co Derry BT45 8EY	Ordinary	5,287
Mrs Diane Brown McNaught 12 Newtown Crescent Newtownards Co Down BT23 7GP	Ordinary	422
Ms Gillian Melia 287 Clittaford Road Southway Plymouth PL6 6DB	Ordinary	219

CMY

Mrs Louise Rebecca Miles 25 Clifton Street St Albans Herts AL1 3RY	Ordinary	528
Mrs Dorothy Elaine C Milne 131 Cemetery Road Dunstable Beds LU5 5DF	Ordinary	4,229
Mrs Marion Moor 97 Manor Road Keynsham Bristol BS31 1RE	Ordinary	1,057
Mr Moises A Moreno 31 Wellington Close Walton On Thames Surrey KT12 1AZ	Ordinary	2,114
Mr Roger Neil Morgan 52 Abson Road Pucklechurch Bristol BS16 9SA	Ordinary	2,195
Mrs Gillian Mortimer 14 Twiss Green Lane Culcheth Warrington WA3 4BY	Ordinary	2,114
Miss Janet Allan Murray Wraes Farm Galston Ayreshire KT4 8PG	Ordinary	2,114
Mr Stephen Mylchreest 26 Wellingborough Road Irthlingborough Wellingborough Northants NN9 5RF	Ordinary	5,287
Mrs Caron Denise Naylor 14 Heron Way St Johns Narborough Leicester LE9 5AJ	Ordinary	5,287
Miss Susan Neal 1 Comfrey Close St Mellons Cardiff CF3 0NN	Ordinary	2,537
Ms Sharon Noad 121 Beecroft Way Dunstable Beds LU6 1EF	Ordinary	422

CM

Mr Alan North 13 Meadow Way Aldershot Hants GU12 4UU	Ordinary	3,172
Mrs Evelyn Yeboah Nyarko 21 Cranesbill Drive Bicester Oxon OX26 3WQ	Ordinary	1,057
Mrs Beverley E Oglesby 46 Noel Murless Drive Newmarket Suffolk CB8 7SA	Ordinary	1,480
Mr Edson Jose Oliveira 92 Pigott Street Poplar London E14 7DW	Ordinary	422
Mr Steven Paul Ordever 11 Hilldene Avenue Romford RM3 8YL	Ordinary	528
Mrs Susan K Parkinson 6 Hexham Road Torrisholme Morecambe Lancs AL4 6QA	Ordinary	2,114
Mrs Lorraine Pedersen 110 Elizabeth Way Hartlepool Cleveland TS25 2AX	Ordinary	1,586
Mrs Maureen Perry 58 Viking Way Thurlby Bourne Lincs PE10 0HX	Ordinary	548
Mrs Sally Ann Phillips 23 Kimberley Road Fishponds Bristol BS16 5AE	Ordinary	1,057
Mr Michael John Pollard 15 Melbourne Drive Stonehouse Glos GL10 2PJ	Ordinary	5,287
Mrs Tracy Jillian Radford Stone Lodge Queens Road Maidstone Kent ME16 0JD	Ordinary	3,172

CM

Mr Nigel Ramsey 21 Deben Road Woodbridge Suffolk IP12 1AZ	Ordinary	5,287
Mrs Michelle Scannell-Harrison 7 Appledore Bracknell Berks RG12 8QY	Ordinary	634
Mr Michael Selwyn 52 Hatfield Road Gloucester GL1 4LW	Ordinary	5,287
Mr Frederick Shasko 26 Hillview Avenue Carrickfergus Co Antrim BT38 8YP	Ordinary	528
Mrs Elizabeth Silcock 17 Gillbank Avenue Carluke Lanarkshire ML8 5UW	Ordinary	4,229
Mrs Diane Smart 41 Sunningdale Grantham Lincs NG31 9PF	Ordinary	211
Mrs Tracey Smith 25 Marigold Grove Cypress Gate Stockton On Tees Cleveland TS19 8FD	Ordinary	634
Mr Paul Smith 12 Dengayne Basildon Essex SS14 1QG	Ordinary	422
Mr Timothy John Southwell The Pines Greet Cheltenham Glos GL54 5PL	Ordinary	5,287
Mr James David Speed 24 Holland Gardens Watford WD25 9JW	Ordinary	2,643
Mrs Julie Stapleton 55 Old Ferry Road Saltash Cornwall PL12 6BJ	Ordinary	845

CMY

Mrs Elizabeth Ann Stepney 98 Camp Way Maidstone Kent ME15 9BB	Ordinary	634
Mrs Julie Stone 3 Fosters Lane Bradwell Village Milton Keynes MK13 9HD	Ordinary	5,287
Mr Jonathan Bertram Strain 32 Cambridge Road Moseley Birmingham B13 9UD	Ordinary	1,097
Mrs Ann Stupple Mill House Mill Lane Elswick Preston PR4 3ZH	Ordinary	5,287
Mrs Susan Summerfield 30 Shilton Road Carterton Oxon OX18 1EH	Ordinary	878
Mrs Mary Angeline Sweeney 97 Juniper Way Bristol BS32 0EJ	Ordinary	219
Mr Christopher Tall 12 Linton Drive Andover Hants SP10 3TT	Ordinary	528
Mr Richard Taylor 45 The Kingsway Ewell Village Epsom Surrey KT17 1NA	Ordinary	1,097
Mrs Pauline Tombling 20 Norma Crescent Whitley Bay Tyne and Wear NE26 2PD	Ordinary	317
Mrs Sheelagh Walker Altimarlach 3 Scoonie Park Leven Fife KY8 4SY	Ordinary	5,287
Mrs Sharon Walters 50 Temple Road Ipswich IP3 8PB	Ordinary	105

Mr David Watkins 41 Cambrdige Road Ipswich IP5 1EW	Ordinary	634
Mrs Carol Wilkinson 6 Oldslade Lane Richings Park Iver Bucks SL0 9DR	Ordinary	1,057
Mrs Sarah Williams 19 Church Street Newtown Chester CH1 3JD	Ordinary	1,480
Mr Roy Wilson 33 The Avenue Shoreham By Sea West Sussex BN43 5GJ	Ordinary	5,287
Mrs Patricia Ann Wood 86 Hither Green Lane Beoley Redditch Worcs B98 9BW	Ordinary	5,287
Mrs Christine Margaret Wood Lorien The Green Brafferton Darlington Co Durham DL1 3LA	Ordinary	4,229
Mr Scott Woodman Ash House The Wharf Great Linford Milton Keynes MK14 5AS	Ordinary	2,114
Mr Brian Woolnough 17 The Furlongs Ingatestone Essex CM4 0AH	Ordinary	2,114
Mrs June Marian Wright 27 Melrose Gardens Arborfield Cross Reading Berkshire RG2 9PY	Ordinary	1,903
Mr Gary Wyatt 74 Pynes Lane Bideford Devon EX39 3EE	Ordinary	422

Mr Brian Yewdell Butterton House Lichfield Road Abbots Bromley Rugeley Staff WS15 3DL	Ordinary	5,287
Ms Lynette Diane Young 7 Edred Road Dover Kent CT17 0BU	Ordinary	3,045
Mrs Sarah Louise Young Waterfall Farm Hambrook Bristol BS16 3SL	Ordinary	634
Mr Christopher I Adams 15 New Park Croft Farsely Pudsey West Yorkshire LS28 5TT	Ordinary	114
Mr Robert Ashcroft 50 Belmont Road Sale Manchester M33 6HX	Ordinary	57
Ms Julie Nicole Barclay 5 Highland Avenue Loughton Essex IG10 3AJ	Ordinary	2,000
Mrs Hayley Barry 35 Flodden Street Newcastle Upon Tyne NE6 2QL	Ordinary	1,000
Mrs Rosemarie Bowd 1 Viyella Gardens Hucknall Notthingham NG15 7NN	Ordinary	500
Mr Paul Dawson 30 Sandstone Ave Rubery Birmingham B45 9YF	Ordinary	550
Mr Daren Christopher Deamer 47 Woodbury Avenue East Grinstead West Sussex RH19 3NY	Ordinary	317

aw

Ms Pamela Greatbatch Kingswood Hough Lane Brown Edge Stoke On Trent ST6 8TW	Ordinary	150
Mrs Susan Holland 8 Bullockstone Road Herne Bay Kent CT6 7TN	Ordinary	1,287
Mrs Monica Jones 35 River Drive Strood Rochester Kent ME2 3JR	Ordinary	100
Mr Roy Thomas Nicol 26 Belhaven Park Muirhead Glasgow G69 9FB	Ordinary	750
Mr John Henry Powell 23 Fallow Field Close Chippenham Wilts SN14 6YA	Ordinary	743
Mr Nestore Serra 11 Barry Close Crawley West Sussex RH10 5AH	Ordinary	245
Mr Gary Tiernan 264 Farnborough Road Castle Vale Birmingham B35 7NR	Ordinary	672
Mr Nicholas White 28 Elmwood Close Upper Stratton Swindon SN2 7RZ	Ordinary	787
Miss Paula Whitehouse 6 Overbury Clsoe Halesowen W Midlands B63 3DL	Ordinary	2,500
Mr Michael George Young 61 Pollards Way Saltash Cornwall PL12 6UJ	Ordinary	317

CM

Mrs Sarah L Davies 52 Middle St Pontypriddd Mid Glam CF37 4PP	Ordinary	100
Mrs Alison Jane Gray 35A College Road Sandhurst Berks GU47 0RA	Ordinary	1,268
Mrs Janet Grooms 239 Oundle Road Woodston Peterborough PE2 9QY	Ordinary	2,114
Mrs Kirsty Nichola Hurst-Worth Highcroft Ockham Road South East Horsley Leatherhead KT24 6RX	Ordinary	2,114
Mr Mark Edward Joll Flat 76, Watermans Quay William Morris Way Fulham London SW6 2UU	Ordinary	2,114
Mr Mark Jones 7 Lon Celyn Connahs Quay Deeside Clwyd CH5 4WB	Ordinary	422
Mrs Eva Saba 25 Wolves Mere Woolmer Green Knebworth Herts SG3 6JW	Ordinary	422
Mr Brian William Shepherd 2 Admirals Way Westhill Inverness IV2 5GT	Ordinary	5,287
Mr Andrew John Sturgess 246 Longridge Road Grimsargh Preston PR2 5AQ	Ordinary	3,172
Mrs Jayne Chew 67 Danebower Road Stoke on Trent ST4 8TJ	Ordinary	500

ay

Mrs Janic Bettison 17 Halstead Road Harrogate North Yorks HG2 8BP	Ordinary	3,063
Mr David Howard 75 Greenacre Wembdon Bridgewater TA6 7RF	Ordinary	5,318

RECEIVED

2008 OCT -9 P 2:15

OFFICE OF INTERNATI...
CORPORATE FIN...

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	09	2008	12	09	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	86,004	5,000	43,850
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	09	2008	12	09	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,024	2,035	30,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	09	2008	12	09	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	38,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Vidacos Nominees Limited Address Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 2LB	Class of shares allotted Ordinary	Number allotted 118,035
Name(s) HSDL Nominees Limited Address Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 59,747
Name(s) Please see attached schedule for additional allottees Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form +3

Signed MJWhite Date 12/09/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver ~~/ receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Kerry Adams 76 Station Road Chinnor Oxon OX39 4HA	Ordinary	528
Mrs Marcia Jane Brown 2A Tavistock Close Thorney Peterborough PE6 0SP	Ordinary	1,057
Mrs Ann Grant Flat 4/1 6 Vine Street Partick Glasgow G11 6BD	Ordinary	5,487
Mrs Victoria Gyebi-Korang 61 Littlemead Hatfield Herts AL10 0UQ	Ordinary	1,268
Mrs Helen Wyn Hughes 8 Tre Ifan Estate Caergeiliog Holyhead Gwynedd LL65 3YB	Ordinary	211
Mr Peter John Illingworth 39 Ashgrove Avenue Gloucester GL4 4NF	Ordinary	2,114
Mr Paul IChristpher Markham 6 Narrow Lane Halesowen West Midlands B62 9ND	Ordinary	1,097
Mr Steven Newland 2 The Willows High Road Byfleet West Byfleet Surrey KT14 7QY	Ordinary	528
Miss Catherine Robertson 65 Peebles Court Greenock Renfrewshire PA15 4XH	Ordinary	211

Mr David Michael Strong The Old Police House Baconsthorpe Holt Norfolk NR25 6LH	Ordinary	634
Mr Jeffery Webley 27 Hillview Road Hucclecoat Gloucester GL3 3LG	Ordinary	1,057
Mrs Lesley Williams 30 George Street Consett Co Durham DH8 5LN	Ordinary	1,691
Ms Marilyn Margaret Wilson 72 Curzon Street Huddersfield HD2 1XB	Ordinary	528
Mrs Susan Parkinson 6 Hexham Road Torrisholme Morecombe Lancs LA4 6QA	Ordinary	2,807
Mr Michael Burton Ditch Furlong 18 Rosemary Lane Aylesbury Bucks HP17 8JS	Ordinary	5,318
Mr Gary Stephen Gibson 11 Norham Close Barrow in Furness Cumbria LA13 0GS	Ordinary	400
Mrs Mumtaz Alothiya 144 Royal Lane Uxbridge Middx UB8 3QX	Ordinary	1,881
Mrs Brenda Maria Morley Apartment A Lime Tree House 115A Derby Road Long Eaton Nottingham NG10 4LA	Ordinary	300

Miss Phyllis Mary Scott 31 Ladywell Way Ponteland Newcastle Upon Tyne NE20 9TE	Ordinary	1,164
Ms Kasia Rice PO Box 301 Tom Price WA 6751 Australia	Ordinary	850

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 OCT -9 P 2: 1
FFICE OF INTERNATIONAL CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	2 September 2008	3 September 2008	4 September 2008
Maximum prices paid § for each share	357.4185	364.8818	369.4039
Minimum prices paid § for each share	357.4185	364.8818	369.4039

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,275,112.60
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,380.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/9/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2008 OCT -9 P 2:16
[illegible]ICE OF INTERNATIONAL
CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

16540

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	300,000	300,000	300[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	5 September 2008	8 September 2008	9 September 2008
Maximum prices paid § for each share	373.8625	368.5135	359.8336
Minimum prices paid § for each share	373.8625	368.5135	359.8336

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,306,628.80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,540.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 16/9/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2008 OCT -9 P 2: 15

FFICE OF INTERNATION CORPORATE FINANCE

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please ... ot write ... in the ... below. For Inl... venue use on...

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above ... follows:

Class of shares	Ordinary	Ordinary	Ord...
Number of shares purchased	300,000	300,000	30...
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28 August 2008	29 August 2008	1 September 2008
Maximum prices paid § for each share	359.6150	357.6200	356.8248
Minimum prices paid § for each share	359.6150	357.6200	356.8248

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,222,179.40
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,115.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A V Derham Designation ‡ Deputy Company Secretary Date 16/9/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

RECEIVED

2008 OCT -9 P 2:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15 09 2008	19 09 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	65,149	16,000	33,575
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.7925	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CM

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 15 Month 09 Year 2008	Day 19 Month 09 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,647	1,110	6,882
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.902	£2.925	£3.128

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CMS

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	09	2008	19	09	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,500	12,500	168
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	£4.36

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CM

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	82,567
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	39,799
Name(s): Address: Please see attached schedule for additional allottees. UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +2

Signed: NMWelch Date: 19/9/08

** A ~~director~~ / secretary ~~/ administrator / administrative receiver~~ / receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Edward Callender 44 Beeches Road Sutton Surrey SM3 9NA	Ordinary	168
Miss Mary Coyne 17 Gee Street Edgeley Stockport Cheshhire SK3 9BR	Ordinary	211
Mrs Darrell Susan Elmes 36 Home Field Drive Southampton SO16 0TH	Ordinary	1,057
Mr Warwick Francis 12 Beverley Mansions Hounslow Middlesex TW4 5HE	Ordinary	3,701
Mrs Susan Harris 67 Montfitchet Walk Stevenage Herts SG2 7DT	Ordinary	1,057
Mrs Rosina Herbert 7 High Street Eye Peterborough PE6 7UP	Ordinary	211
Miss Susan Elizabeth Morris 74 Wide Street Hathern Loughborough Leicestershire LE12 5JH	Ordinary	5,287
Mr Sean Shelley 247 Pirton Lane Churchdown Gloucester GL3 2QJ	Ordinary	740
Mr Peter Sulston 27 Kestrel Close Cottenham Cambridge CB4 4AN	Ordinary	5,287

Cly

Mrs Wendy Johnson Shalom 12A Broadway Ripley Derbyshire DE5 3LJ	Ordinary	550
Mr Adrian French 5 Holt Park Way Leeds LS16 7QR	Ordinary	400
Mrs Harmanjeet Gill 8 Stanhope Heath Stanwell Staines Middx TW19 7PH	Ordinary	2,687
Mrs Adela Gregory 12 Nine Stiles Close Denham Uxbridge Middx UB9 4BA	Ordinary	500
Mr John Roe Hop Pickers Lulsley Court Lulsley Knightwick Worcester WR6 5QN	Ordinary	5,309

ay

Companies House
— for the record —

RECEIVED
2008 OCT -9 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	09	2008
To	26	09	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	35,416	1,350	750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	2,100
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	13,022
Name(s): Please see attached schedule for additional allottees. Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] **Date** 26/9/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary~~ arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932-574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Paulo Alves 250 Stocksfield Road Walthamstow London E17 3LR	Ordinary	634
Mrs Tracey Adams Sousa Alves 250 Stocksfield Road Walthamstow London E17 3LR	Ordinary	634
Mrs Diane Bellis 31 Barclay Crescent Stevenage Herts SG1 3NB	Ordinary	1,057
Mrs Sarah Elizabeth Dymock 49 Ebbisham Road Epsom Surrey KT18 7NS	Ordinary	2,687
Mr John Stephen Ford 49 Ebbisham Road Epsom Surrey KT18 7NS	Ordinary	2,687
Mrs Amar Gill 22 Shenley Road Hounslow Middlesex TW5 0AD	Ordinary	5,075
Mrs Winifred Longdon 4 Langley Crescent Edgware Middx HA8 9SZ	Ordinary	528
Mr Paul McArdle 11 Lennox Gardens Leeds LS15 0PA	Ordinary	5,287
Mr Full-Ming Tang 22 Thorpebank Road London W12 0PQ	Ordinary	1,057
Ms Ann Maureen Deborah Taylor 25 Blythesway Alveschurch Birmingham B48 7NB	Ordinary	634
Mrs Lynn Diane Taylor 11 Haydock Road Catshill Bromsgrove Worcs B61 0SA	Ordinary	2,114

END